August 18, 2015
Re:    ClubCorp Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2014
Filed March 12, 2015
File No. 1-36074

Via Email
Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Shenk:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 30, 2014 (the “2014 Form 10-K”) of ClubCorp Holdings, Inc. (the “Company”) in a letter dated August 11, 2015. We have considered the Staff’s comments and set forth below are the Staff’s comments, in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 30, 2014
Management’s Discussion & Analysis
Results of Operations, page 58

1.
We note that club operating costs comprised approximately 64 percent of total revenue for the year ended December 30, 2014. We also note, based on disclosure elsewhere in the filing, that labor-related expense accounted for almost 50 percent of total operating expenses and that your other most significant operating costs other than labor are cost of goods, water, utilities, rent, and property taxes. Please revise your disclosure in results of segment operations to discuss operating costs and cost of food and beverage sales. With respect to the discussion of operating costs, given the significance of this operating expense compared to total revenue and to total operating expenses, please consider quantifying and discussing significant components. Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE
We intended for the discussion of club operating costs and expenses within the consolidated results of operations and the discussion of Adjusted EBITDA within results of segment operations in our Form 10-K for the year ended December 30, 2014 to describe the factors that impacted our operating costs during the periods under review with an appropriate level of quantification and discussion to provide investors the necessary information for them to be able to understand the material factors affecting our results of operations. We are appreciative of the Staff's comments, and wish to provide disclosures that are responsive to the Staff's suggestions.
As such, and in response to the Staff’s comment, in future Form 10-K and Form 10-Q filings, beginning with our next Form 10-Q, we will modify the disclosure in Management’s Discussion and Analysis under Segment Operations to include the following, with bold representing changes. We will make conforming changes to the Business, Sports and Alumni Club Segment results of operations discussion.

	Fiscal Year Ended
Golf and Country Club Segment	December 30, 2014 (52 weeks)	December 31, 2013 (53 weeks)	Change (3)	% Change (3)
	(dollars in thousands)
Same Store Clubs
Revenue
Dues	$294,291	$286,767	$7,524	2.6%
Food and Beverage	143,904	139,899	4,005	2.9%
Golf Operations	141,075	141,831	(756)	(0.5)%
Other	48,214	49,978	(1,764)	(3.5)%
Revenue	$627,484	$618,475	$9,009	1.5%
Club operating costs and expenses exclusive of depreciation	$439,982	$439,904	$78	—%
Adjusted EBITDA	$187,502	$178,571	$8,931	5.0%
Adjusted EBITDA Margin	29.9%	28.9%	100 bps	3.5%

New or Acquired Clubs
Revenue	$67,543	$9,998	$57,545	NM
Club operating costs and expenses exclusive of depreciation	$51,503	$8,361	$43,142	NM
Adjusted EBITDA	$16,040	$1,637	$14,403	NM

Total Golf and Country Clubs
Revenue	$695,027	$628,473	$66,554	10.6%
Club operating costs and expenses exclusive of depreciation	$491,485	$448,265	$43,220	9.6%
Adjusted EBITDA	$203,542	$180,208	$23,334	12.9%
Adjusted EBITDA Margin	29.3%	28.7%	60 bps	2.1%

Same store memberships, excluding managed club memberships	82,312	81,569	743	0.9%
Same store average membership, excluding managed club memberships (1)	81,941	81,243	698	0.9%
Dues per average same store membership, excluding managed club memberships (2)	$3,591	$3,530	$61	1.7%
Revenue per average same store membership, excluding managed club memberships (2)	$7,658	$7,613	$45	0.6%
_______________________________

(1)	Same store average membership, excluding managed club memberships, is calculated using the same store membership count, excluding managed clubs, at the beginning and end of the period indicated.

(2)	Same store dues or revenue divided by same store average membership, excluding managed club memberships.

(3)	All figures refer to year-over-year growth. Fiscal year 2013 benefited from one additional week in such fiscal year.

Total revenue for same store golf and country clubs increased $9.0 million, or 1.5%, for fiscal year 2014 compared to fiscal year 2013, although all major revenue streams were negatively impacted by one less week in fiscal year 2014. Dues revenue increased $7.5 million, or 2.6%, due to a rate increase in dues per same store average membership, an increase in the number of memberships and greater participation in the O.N.E. offering, despite the impact of one less week in fiscal year 2014. Food and beverage revenue increased $4.0 million, or 2.9%, primarily due to a 4.1%

increase in a la carte revenue and an increase in corporate private events. Golf operations revenue decreased $0.8 million, or 0.5%, due primarily to the impact of one less week in fiscal year 2014 which was partially offset by increased retail sales. Other revenue decreased $1.8 million, or 3.5%, largely due to lower revenue recognized for membership initiation payments which are being recognized into revenue over the expected lives of active memberships.
Club operating costs and expenses include costs such as payroll and payroll related expenses, costs of food and beverage sales, costs of retail sales, golf operations and golf course maintenance expenses, utilities and property taxes. Club operating costs and expenses, excluding costs of food and beverage sales, for same store golf and country clubs decreased $0.8 million, or 0.2%, for fiscal year 2014 compared to fiscal year 2013. The decrease is due to a $2.5 million, or 1.2%, reduction in payroll and payroll related expenses, which is partially due to the impact of one less week in fiscal year 2014, offset by increases in utility expenses associated with increased water and electricity rates. These operating costs, as a percentage of total same store club revenue, were 62.1% and 63.1% for fiscal year 2014 and fiscal year 2013, respectively.
Costs of food and beverage sales for same store golf and country clubs increased $0.9 million, or 1.8% for fiscal year 2014 compared to fiscal year 2013 due primarily to increase in food and beverage sales. These costs, as a percentage of food and beverage revenues, were 35.0% and 35.4% for fiscal year 2014 and fiscal year 2013, respectively.
Adjusted EBITDA for same store golf and country clubs increased $8.9 million, or 5.0%, for fiscal year 2014 compared to fiscal year 2013, despite the impact of one less week in fiscal year 2014, largely due to the increase in higher margin dues revenue combined with improved margins in food and beverage, partially offset by increased water and electricity rates. As a result, same store Adjusted EBITDA margin for fiscal year 2014 increased 100 basis points over fiscal year 2013.
New or acquired clubs includes the results, from the date of acquisition, for all clubs acquired or opened in fiscal years 2013 and 2014, including our acquisition of Sequoia Golf on September 30, 2014. New and acquired clubs contributed revenues of $67.5 million and Adjusted EBITDA of $16.0 million during fiscal year 2014, which was largely related to Sequoia Golf.

Form 10-K for the Fiscal Year Ended December 30, 2014
Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 87

2.
We note that you own, operate via leases or joint ventures, and manage clubs. To the extent it varies by the nature of your involvement, please tell us and disclose how you recognize and measure revenue for owned, operated, and managed clubs. Refer to ASC 235-10-50-3.

RESPONSE
As described within Note 1: Organization and Description of the Business of our consolidated financial statements, as of December 30, 2014 we owned or leased and consolidated 134 golf and country clubs in the United States and Mexico and 45 business, sports and alumni clubs throughout the United States. We consolidated five golf and country club joint ventures, located in the United States, for which we are deemed to be the primary beneficiary. For the clubs which we consolidate, revenues from club operations, food and beverage sales, merchandise sales, membership dues and membership initiation payments are recognized in accordance with the revenue recognition policy described within Note 2: Summary of Significant Accounting Policies of our consolidated financial statements.
We have joint venture ownership in one golf and country club and one business, sports, and alumni club, both in the United States, which we do not consolidate; these investments are accounted for as equity method investments and are described within Note 4: Investments.
Additionally, we have entered into certain agreements with third-party owners of clubs to act as a managing agent and provide certain services to the third party club owner in exchange for a management fee. The operations of managed clubs are not consolidated. Management fees, which were less than 1.0% of total revenues in fiscal year 2014, are recognized when earned

(generally ratably over the term of the management agreement). Additionally, we recognize reimbursements for certain costs of operations at certain managed clubs as revenue in accordance with Accounting Standards Codification Subtopic 605-45 Principal Agent Considerations. For fiscal year 2014, reimbursements recognized as revenue were less than 2.0% of total revenues.
In response to the Staff’s comment, in future Form 10-K and Form 10-Q filings, we will modify the disclosure in Note 2: Summary of Significant Accounting Policies of our consolidated financial statements to state the following, with bold representing changes:
Basis of Presentation-The consolidated financial statements reflect the consolidated operations of ClubCorp, its wholly and majority owned subsidiaries and certain variable interest entities (“VIEs”) for which we are deemed to be the primary beneficiary. The consolidated financial statements presented herein reflect our financial position, results of operations, cash flows and changes in equity in conformity with accounting principles generally accepted in the United States, or “GAAP”. All intercompany accounts have been eliminated. For clubs which we consolidate, revenues from club operations, food and beverage sales, merchandise sales, membership dues and membership initiation payments are recognized in accordance with the revenue recognition policy described within this note.
Investments in certain unconsolidated affiliates are accounted for by the equity method, while investments in other unconsolidated affiliates are accounted for under the cost method in accordance with GAAP. See Note 4.
We have entered into agreements with third-party owners of clubs to act as a managing agent and provide certain services to the third party club owner in exchange for a management fee. The operations of managed clubs are not consolidated. We recognize the contractual management fees when earned in accordance with GAAP. Additionally, we recognize reimbursements for certain costs of operations at certain managed clubs as revenue.
We have two reportable segments (1) golf and country clubs and (2) business, sports and alumni clubs. These segments are managed separately and discrete financial information, including Adjusted EBITDA (“Adjusted EBITDA”), a key financial measurement of segment profit and loss, is reviewed regularly by the chief operating decision maker to evaluate performance and allocate resources. See Note 14.
As requested by the Staff, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

3.	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing this letter through EDGAR and emailing a copy to you. Please feel free to call me at (972) 888-7308 if you have any questions or need additional information.

Respectfully submitted,

CLUBCORP HOLDINGS, INC.

By:	/s/ Curtis D. McClellan
Curtis D. McClellan
Chief Financial Officer and Treasurer